AMENDMENT NO. 1
TO
ASSET PURCHASE AGREEMENT

between

DAEWOO SHIPBUILDING & MARINE ENGINEERING CO., LTD.

and

DEWIND LTD.

This AMENDMENT NO. 1 TO ASSET PURCHASE AGREEMENT, dated as of September 3, 2009 (this “Amendment”), is between Daewoo Shipbuilding & Marine Engineering Co., Ltd., a Korean corporation (“Buyer”) and DeWind Ltd., a UK private limited company (“Seller”).  Capitalized terms used, but not defined, in this Amendment have the meanings given to such terms in the Agreement (defined below).

WHEREAS, the Buyer and Seller (each a “Party” and, collectively, the “Parties”) are parties to that certain Asset Purchase Agreement dated as of August 10, 2009 (the “Agreement”); and

WHEREAS, the Parties desire to amend the terms and conditions of the Agreement as more particularly set forth herein.

NOW, THEREFORE, in consideration of the respective representations, warranties and covenants contained in this Amendment, and intending to be legally bound, the Parties agree as follows:

Section 1.4      Purchase Price.

Section 1.4 of the Agreement is hereby deleted in its entirety and amended and restated as follows:

“1.4         Purchase Price.  The consideration to be paid by Buyer to Seller for the Turbine Assets shall be $3,000,000 (the “Purchase Price”).  This Purchase Price excludes any payments of the European Union Value Added Tax, German VAT (Umsatzsteuer) or any other similar tax (each a “Tax”) that may apply to the sale of the Turbine Asset.  Buyer shall pay the Purchase Price in immediately available funds on the Closing Date (defined below).  Seller shall pay any Tax that may be payable in connection with the sale of the Turbine Assets, and Seller shall be entitled to receive and keep any refund available thereon.”

Section 3.9       Solvency.

A new Section 3.9 of the Agreement is hereby added to read in its entirety as follows:

“3.9     Solvency.

(a)         Upon Closing, Seller will not be rendered insolvent by any of the transactions contemplated by this Agreement and the Ancillary Agreements. “Insolvent” means, with respect to any party, that the sum of the debts and other probable liabilities of such party exceeds the fair saleable value of such party’s assets as of immediately following the consummation of the transactions contemplated hereby.

(b)         Immediately after giving effect to the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements: (i) Seller will be able to pay its liabilities as they become due in the usual course of its business, and (ii) Seller will not have unreasonably small capital with which to conduct its present or proposed business.”

Section 3.10       Business of Seller.

A new Section 3.10 of the Agreement is hereby added to read in its entirety as follows:

“3.10       Business of Seller.  Immediately prior to the Closing, (a) Seller’s only business activity was to sublicense the rights under the Prior License (and maintain such sublicenses) to BBS and SEG, and (b) BBS and SEG are the only sublicensees to the rights under the Prior License.”

Miscellaneous.

Except as specifically amended hereby, the Agreement shall continue in full force and effect in accordance with its terms.  This Amendment shall be governed by and interpreted and enforced in accordance with the Laws of the State of California, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of California or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of California.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be duly executed by their respective authorized officers as of the date first written above.

DAEWOO SHIPBUILDING & MARINE ENGINEERING CO., LTD.

By:	/s/
Name:
Title:

DEWIND LTD.

By:	/s/
Name:
Title: